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Exhibit 99.1

AUTONOMY CORPORATION PLC ANNOUNCES THAT THIRD QUARTER RESULTS
ARE EXPECTED TO BE IN LINE WITH CONSENSUS

        SAN FRANCISCO, California and CAMBRIDGE, England—October 7, 2002—Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU., Nasdaq Europe: AUTN), a global leader in infrastructure software for the extended enterprise, today announces that it expects revenues and earnings for the third quarter ended September 30, 2002 to be in line with market consensus.

        These results are preliminary, subject to the company closing its books for the quarter and its customary quarterly financial review by its external auditors.

        Results for the third quarter of 2002 will be announced on October 24, 2002. Autonomy's third quarter conference call will be available live on the World Wide Web at www.autonomy.com on Thursday, October 24, 2002 at 9:30 a.m. BST/4:30 a.m. EST/1:30 a.m. PST

About Autonomy Corporation plc

        Autonomy Corporation plc (Nasdaq: AUTN; Nasdaq Europe: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including e-commerce, customer relationship management, knowledge management, enterprise information portals, enterprise resource planning and online publishing. Autonomy's customer base includes more than 550 global companies, including Hutchison 3G, Channel 4, Deutsche Bank, AT&T, AstraZeneca, BAE Systems, Ford, Ericsson, General Motors, Lucent, Royal Sun Alliance, Sun Microsystems and public sector agencies including the UK Government's Department of Trade and Industry, NASA, the US Department of Defense and the US Department of Energy. Strategic reseller and OEM partners include leading companies such as BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Oracle, Vignette and Sybase. The company has offices in North America, Europe, Asia and Australia and is on the Web at www.autonomy.com

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's Annual Report on Form 20-F and Registration Statements on Form F-1.

Financial Media Contacts: Ian Black, Director of Corporate Comms. Autonomy Corporation plc +44 (0)1223 448 000	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Edward Bridges Financial Dynamics +44 (0)20 7831 3113

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  Exhibit 99.1